KBS INTERNATIONAL HOLDINGS INC.
Yupu Industrial Park
Shishi City, Fujian Province 362700
People’s Republic of China
(86) 595 8889 6198

May 15, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re: KBS International Holdings Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-176299

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), KBS International Holdings Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-176299) filed with the Commission on August 12, 2011, as thereafter amended on November 8, 2011, (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a secondary offering of 3,667,988 shares of the Registrant’s common stock, par value $0.0001 per share, held by the selling shareholders named therein. The Registrant determined not to proceed with the registration of the shares included in the Registration Statement at this time. The Registrant confirms that the Registration Statement has not been declared effective and no securities were sold in connection with the offering for which the Registration Statement was filed.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Should you have any questions regarding this matter, please contact the Registrant’s legal counsel, Thomas M. Shoesmith, Esq. of Pillsbury Winthrop Shaw Pittman LLP, at 650-233-4553.

Very truly yours,

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer